We have various available updates. Some of these are slightly new, whereas most updates have already been announced. On January 5th, 2024, a 409A valuation has been conducted under the name Stark Drones Corporation to be able to potentially issue stock options or employee benefits in 2024. This report was conducted by the Aranca accounting firm. Part of the funds raised metrics also include IP capital disbursements or time, which we believe is discounted heavily. Currently, we are also still, pending B Corp registration review as a consideration. Other important material information include:
- Updated share disbursements and the recent amended articles of incorporation amendment.
- Trevor Miller of BITBADGES, INC. now owns 60,000 of RIEMANN COMPUTING, INC. as stock options valued at $0.79 per share based on the current equity valuation (as per the Regulation Crowdfunding campaign live now). The stock has a 1-year timeline in which Trevor, or his potential inheritors, cannot sell it. This was granted to him as in kind, not capital-based, because of his work or as a performance bonus from what has so far been derived from BitBadges Inc. as a partially owned entity.
- Audited financials in the form C-AR have been slightly revised.
- The portfolio website is available at https://starkdrones.org, the corporate website is available at https://riecomp.com and the product site is available at https://starkcom.io.
- The Stark Drones Corporation has been formerly rebranding as Riemann Computing Inc. to shift the focus to computing. Riemann is in honor of the Riemann Hypothesis and the Riemann Zeta function, a core piece of the US granted patent, (and pending in China) Data Compression Method used by our entity.
- Riemann Computing Inc.'s patent for its computing module has been granted an allowance. Riemann Computing Inc. has also developed new IP holdings recently, including copyrights and/or trademarks.
- Riemann Computing Inc. has filed a provisional patent application for an EEG analysis and prognosis method in April.
- The name registrations STARKCOM GLOBAL - JAMAICA LIMITED and FilmClout Funding Portal have been added to Riemann Computing Inc.'s holdings portfolio.
- Riemann Computing Inc. has found a potentially significant IP infringement of one of its patents (well past a single claim). A cease-and-desist letter has been sent to one of the core violators, and the potential of a lawsuit filing could be imminent. The scope of limitation on whether there will be a court filing, whether we will sue the infringers, the nature of infringement, the related patent, or the infringers' identity, is something that is of limited notice on what can be said at the moment, especially when a potential legal filing and proceeding is yet to be done and yet to enter the public domain.
- Riemann Computing Inc. does sponsor and oversee the development of CloutContracts, however, CloutContracts and the related holdings are not a part of Riemann Computing Inc. The CloutContracts Dashboard on Dune has had a recent update, and there could be few potentially expected software development works.
- BitBadges Inc. have made development strides.
- The Moonshot Academy course is still being investigated for development.
- The Decentralized University website (under BitBadges Inc.) has had some recent page changes.
- The Stark Global Initiative is pending registration as a charitable trust in the state of Michigan.
- The Stark Global Initiative can be potentially registered with the United Nations (UN) as an international organization. This is yet to be deposited or given an accession. There is also no assumed endorsement by the UN and any mention or logo usage is of fair use in relation to the UN.
- The Stark Global Initiative under the IRS has been granted 170(b)1(A)
  (vi) under 501c(3), and its EIN is 92-2644104. Again, this is the philanthropic and charity branch of Riemann Computing Inc.
- Andrew Magdy Kamal, or Andrew Magdy Kamal Nassief, the founder of Riemann Computing Inc., (because of the Stark Publishing Group) is trying to do more research recently, as well as some scholarly work along with seeking past references and endorsements. On a separate note, the research work of Andrew Magdy Kamal has been cited by many entities. This is including diplomats, innovators, researchers and doctors from the NATO Science for Peace and Security Series, RedHat (an IBM subsidiary), IEEE's Third Annual ICISC Conference, Carleton University, Wenzhou University, Zhejiang Normal University, University of Basrah, National Academy of Internal Affairs in Kyiv, the NHS, and the James Cook Hospital. As always, none of the above represents investment, financial, legal, or accounting advice. All information is provided on an as-is basis. Please do your own due diligence.